STATEMENT OF INVESTMENTS

Dreyfus Institutional Cash Advantage Fund

July 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--29.6%	Principal Amount ($)	Value ($)
Alliance & Leicester PLC (London)		
5.32%, 10/5/07	50,000,000	50,000,845
Banca Monte dei Paschi di Siena SpA (London)		
5.31%, 8/6/07	200,000,000	200,000,000
Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee)		
5.30%, 8/8/07	200,000,000	200,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
5.30% - 5.31%, 8/16/07 - 11/7/07	800,000,000	800,000,000
Bayerische Hypo-und Vereinsbank AG (Yankee)		
5.31%, 10/11/07	400,000,000	400,000,000
Bayerische Landesbank (Yankee)		
5.31% - 5.32%, 8/20/07 - 10/5/07	220,000,000	219,999,662
Commerzbank U.S. Finance Inc. (Yankee)		
5.32%, 10/11/07	500,000,000	500,000,000
Credit Agricole (London)		
5.31%, 10/12/07	100,000,000	100,000,000
DEPFA BANK PLC (Yankee)		
5.30% - 5.32%, 10/5/07 - 10/11/07	1,100,000,000 [a]	1,100,000,000
HBOS Treasury Services PLC (London) (Yankee)		
5.30% - 5.31%, 9/4/07 - 11/15/07	500,000,000	499,994,267
HSH Nordbank AG (Yankee)		
5.30%, 8/1/07 - 11/13/07	775,000,000 [a]	775,000,000
Mizuho Corporate Bank (Yankee)		
5.31% - 5.32%, 8/6/07 - 8/23/07	490,000,000	489,999,126
Mizuho Corporate Bank (Yankee)		
5.30% - 5.32%, 8/16/07 - 11/1/07	1,000,000,000	1,000,000,000
Sanpaolo IMI U.S. Financial Co. (Yankee)		
5.31%, 10/5/07	150,000,000	149,993,692
Societe Generale		
5.32%, 11/13/07	300,000,000	300,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $6,784,987,592)		**6,784,987,592**
Commercial Paper--36.1%		
ASB Bank Ltd.		
5.31%, 11/16/07	65,000,000	64,001,185
ASB Finance Ltd.		
5.31%, 8/17/07	11,750,000 [a]	11,722,636
Atlantis One Funding Corp.		
5.31%, 10/11/07	283,896,000 [a]	281,001,286
Bank of America N.A.		
5.32%, 11/9/07	500,000,000	492,740,278
Barclays U.S. Funding Corp.		
5.32%, 8/16/07	300,000,000	299,351,875
Beethoven Funding Corp.		
5.33%, 8/10/07	55,000,000 [a]	54,927,400
CAFCO LLC		

5.34%, 10/11/07	75,000,000 [a]	74,221,958
Caisse des Depots et Consignations		
5.31%, 11/16/07	200,000,000	196,929,694
CC (USA) Inc.		
5.33%, 9/10/07	46,000,000 [a]	45,731,156
Citigroup Funding Inc.		
5.31% - 5.35%, 8/9/07 - 1/24/08	450,000,000	442,545,430
Commerzbank U.S. Finance Inc.		
5.32%, 10/3/07 - 11/16/07	475,000,000	470,231,319
CRC Funding LLC		
5.32%, 8/6/07	63,000,000 [a]	62,953,887
Crown Point Capital Co. LLC		
5.32%, 10/22/07	173,893,000 [a]	171,812,737
Daimler Chrysler Revolving Auto Conduit LLC		
5.31% - 5.32%, 8/14/07 - 8/15/07	99,912,000	99,718,491
Danske Corp., Delaware		
5.31%, 10/12/07	150,000,000	148,450,500
FCAR Owner Trust, Ser. I		
5.33%, 8/15/07	235,000,000	234,518,108
FCAR Owner Trust, Ser. II		
5.33%, 10/23/07 - 10/24/07	100,000,000	98,779,972
General Electric Co.		
5.31% - 5.32%, 9/28/07	1,035,000,000	1,026,245,625
Goldman Sachs Group Inc.		
5.31%, 10/12/07	210,000,000	207,828,600
Govco Inc.		
5.31%, 8/6/07	75,000,000 [a]	74,945,469
Grampian Funding Ltd.		
5.33%, 8/15/07	198,500,000 [a]	198,099,361
Harrier Finance Funding Ltd.		
5.32%, 8/8/07 - 10/12/07	151,010,000 [a]	150,152,480
HBOS Treasury Services PLC		
5.32%, 10/29/07	100,000,000	98,702,825
HSH Nordbank AG		
5.30%, 8/1/07	300,000,000 [a]	300,000,000
K2 (USA) LLC		
5.31%, 8/20/07	96,500,000 [a]	96,232,360
Nationwide Building Society		
5.31%, 10/11/07	160,000,000	158,368,578
Picaros Funding LLC		
5.31%, 8/14/07	300,000,000 [a]	299,430,167
Raiffeisen Zentralbank Oesterreich		
5.31%, 8/3/07 - 11/14/07	285,000,000	282,280,531
Sigma Finance Inc.		
5.31%, 10/10/07 - 10/11/07	250,000,000 [a]	247,458,083
Simba Funding Corp.		
5.32%, 8/10/07	25,000,000 [a]	24,967,094
Skandinaviska Enskilda Banken AB		
5.31%, 11/7/07	700,000,000	690,148,278
Societe Generale N.A. Inc.		
5.31%, 11/5/07 - 11/6/07	715,816,000	705,882,214
Swedbank (ForeningsSparbanken AB)		

5.32%, 11/13/07	200,000,000	196,981,111
Thames Asset Global Securitization No. 1 Inc.		
5.31%, 8/7/07	80,132,000 a	80,062,018
WestpacTrust Securities NZ Ltd.		
5.31%, 10/12/07	200,000,000 a	197,932,000
Total Commercial Paper		
(cost $8,285,354,706)		**8,285,354,706**

Corporate Notes--12.1%

Credit Agricole		
5.33%, 9/25/07	200,000,000 b	200,000,000
Credit Suisse		
5.33%, 5/19/08	200,000,000 b	200,000,000
Cullinan Finance Ltd.		
5.32%, 11/15/07 - 2/22/08	375,000,000 a,b	374,977,781
General Electric Capital Corp.		
5.30%, 8/24/07	155,000,000 b	155,000,000
K2 (USA) LLC		
5.33%, 9/27/07 - 10/1/07	410,000,000 a,b	409,996,715
Links Finance LLC		
5.32% - 5.33%, 8/8/07 - 11/20/07	350,000,000 a,b	349,995,696
Premier Asset Collateralized Entity LLC		
5.32%, 5/23/08	150,000,000 b	149,993,902
Sigma Finance Inc.		
5.32% - 5.33%, 8/15/07 - 11/6/07	550,000,000 a,b	549,991,548
UBS AG		
5.29%, 8/16/07	200,000,000 b	200,000,000
Westpac Banking Corp.		
5.31%, 8/16/07	180,000,000 b	180,000,000
Total Corporate Notes		
(cost $2,769,955,642)		**2,769,955,642**

Promissory Notes--2.4%

Goldman Sachs Group Inc.		
5.34%, 2/28/08	350,000,000	350,000,000
Merrill Lynch & Co. Inc.		
5.34%, 8/14/07	200,000,000	200,000,000
Total Promissory Notes		
(cost $550,000,000)		**550,000,000**

Short-Term Bank Note--.7%

Harris N.A.		
5.31%, 11/15/07		
(cost $150,000,000)	150,000,000	**150,000,000**

Time Deposits--5.4%

Abbey National Treasury Services PLC (Grand Cayman)		
5.37%, 8/1/07	400,000,000	400,000,000
Wells Fargo Bank, NA (Grand Cayman)		
5.31%, 8/1/07	831,000,000	831,000,000
Total Time Deposits		
(cost $1,231,000,000)		**1,231,000,000**

Repurchase Agreements--16.0%

Banc of America Securities LLC

5.44%, dated 7/31/07, due 8/1/07 in the amount of

$350,052,840 (fully collateralized by $351,775,130 Corporate Bonds, 5.50%-9.75%, due 2/1/10-9/30/66, value $338,284,892 and $29,894,000 Corporate Notes, 5.40%-6.50%, due 9/16/08-11/15/09, value $29,215,108)	350,000,000	350,000,000
Barclays Financial LLC		
5.42%, dated 7/31/07, due 8/1/07 in the amount of $850,127,854 (fully collateralized by $781,638,224 Corporate Bonds, 3.35%-9.25%, due 2/15/10-12/1/45, value $796,218,388 and $78,000,000 Corporate Notes, 3.35%-7.125%, due 8/15/07-9/10/09, value $79,281,612)	850,000,000	850,000,000
Bear Stearns Cos. Inc.		
5.34%, dated 7/31/07, due 8/1/07 in the amount of $750,111,250 (fully collateralized by $1,206,991,595 Corporate Bonds, 0%-13.61%, due 9/15/09-6/25/47, value $772,501,091	750,000,000	750,000,000
Citigroup Global Markets Holdings Inc.		
5.43%, dated 7/31/07, due 8/1/07 in the amount of $150,022,604 (fully collateralized by $199,985,307 Corporate Bonds, 5.25%-9.608%, due 3/1/12-5/10/47, value $151,236,060 and $3,210,265 Corporate Notes, 5.886%, due 10/31/08, value $3,263,941)	150,000,000	150,000,000
Goldman, Sachs & Co.		
5.42%, dated 7/31/07, due 8/1/07 in the amount of $300,045,125 (fully collateralized by $319,695,257 Corporate Bonds, 5.298%-6%, due 9/25/36-6/25/47, value $309,000,001)	300,000,000	300,000,000
J.P. Morgan Chase & Co.		
5.41%, dated 7/31/07, due 8/1/07 in the amount of $550,082,653 (fully collateralized by $658,314,700 Corporate Bonds, 0%-12.50%, due 6/1/10-6/25/45, value $544,127,288 and $37,514,142 Corporate Notes, 4.04%-13%, due 8/15/07-8/15/09, value $30,022,253)	550,000,000	550,000,000
Merrill Lynch & Co. Inc.		
5.43%, dated 7/31/07, due 8/1/07 in the amount of $200,030,139 (fully collateralized by $190,890,000 Corporate Bonds, 6.75%-10.75%, due 2/15/11-10/15/26, value $187,620,113 and $21,765,595 Corporate Notes, 5.25%-11.625%, due 3/4/08-12/15/09, value $22,380,759)	200,000,000	200,000,000
Merrill Lynch & Co. Inc.		
5.34%, dated 7/31/07, due 8/1/07 in the amount of $520,077,133 (fully collateralized by $610,661,966 Corporate Bonds, 0%-11.689%, due 9/24/11-6/12/50, value $535,603,782)	520,000,000	520,000,000
Total Repurchase Agreements		
(cost $3,670,000,000)		**3,670,000,000**
Total Investments (cost $23,441,297,940)	**102.3%**	**23,441,297,940**
Liabilities, Less Cash and Receivables	**(2.3%)**	**(522,600,457)**
Net Assets	**100.0%**	**22,918,697,483**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these securities amounted to $5,931,611,832 or 25.9% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Institutional Cash Advantage Plus Fund

July 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--13.3%	Principal Amount ($)	Value ($)
Bayerische Landesbank (Yankee)		
5.31%, 10/12/07	25,000,000	25,000,000
BNP Paribas (Yankee)		
5.32%, 11/13/07	80,000,000	80,000,000
Commerzbank AG (Yankee)		
5.32%, 10/29/07	100,000,000	100,000,000
Credit Agricole (London)		
5.31%, 11/8/07	50,000,000	50,000,000
DEPFA BANK PLC (Yankee)		
5.32%, 10/5/07 - 11/13/07	85,000,000 a	85,000,000
Mizuho Corporate Bank (Yankee)		
5.31%, 9/17/07	40,000,000	40,000,000
Societe Generale		
5.32%, 11/13/07	25,000,000	25,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $405,000,000)		**405,000,000**
Commercial Paper--50.0%		
Abbey National North America LLC		
5.35%, 8/1/07	100,000,000	100,000,000
Alliance & Leicester PLC		
5.32%, 10/24/07 - 10/26/07	83,000,000	81,977,417
Australia and New Zealand Banking Group Ltd.		
5.31%, 10/25/07	72,500,000 a	71,603,014
Bank of America Corp.		
5.31%, 10/25/07	125,000,000	123,453,472
Beethoven Funding Corp.		
5.32% - 5.33%, 8/14/07 - 10/29/07	139,269,000 a	137,983,824
CRC Funding LLC		
5.32%, 8/16/07	30,000,000 a	29,934,125
Daimler Chrysler Revolving Auto Conduit LLC		
5.32%, 8/17/07	25,000,000	24,941,445
FCAR Owner Trust, Ser. II		
5.34%, 10/23/07	39,000,000	38,526,139
Harrier Finance Funding Ltd.		
5.32%, 8/8/07	19,798,000 a	19,777,674
HBOS Treasury Services PLC		
5.32%, 10/9/07	75,000,000	74,245,313
HSH Nordbank AG		
5.32%, 9/28/07	80,000,000 a	79,322,044
Liquid Funding Ltd.		
5.38%, 12/6/07	85,000,000 a	83,422,731
Mane Funding Corp.		
5.32%, 8/13/07	44,159,000 a	44,081,427
Natixis		
5.32%, 9/18/07	80,000,000	79,438,400
Nationwide Building Society		

5.32%, 10/26/07	100,000,000	98,745,833
Rabobank USA Financial Corp.		
5.33%, 8/1/07	100,000,000	100,000,000
Raiffeisen Zentralbank Oesterreich		
5.31%, 11/5/07	100,000,000	98,621,333
Simba Funding Corp.		
5.32%, 8/13/07	40,000,000 a	39,929,733
Societe Generale N.A. Inc.		
5.31%, 11/5/07	50,000,000	49,310,667
Swedbank (ForeningsSparbanken AB)		
5.32%, 8/15/07	41,800,000	41,714,333
UBS Finance Delaware LLC		
5.33%, 8/1/07	100,000,000	100,000,000
Total Commercial Paper		
(cost $1,517,028,924)		**1,517,028,924**

Corporate Notes--10.7%

Credit Agricole		
5.33%, 9/25/07	50,000,000 b	50,000,000
K2 (USA) LLC		
5.32%, 11/20/07	75,000,000 a,b	74,997,786
Links Finance LLC		
5.33%, 10/25/07	100,000,000 a,b	99,997,671
Sigma Finance Inc.		
5.32%-5.33%, 8/15/07 - 11/6/07	100,000,000 a,b	99,999,192
Total Corporate Notes		
(cost $324,994,649)		**324,994,649**

Promissory Note--3.3%

Goldman Sachs Group Inc.		
5.34%, 2/28/08	50,000,000	50,000,000
Merrill Lynch & Co. Inc.		
5.34%, 8/14/07	50,000,000	50,000,000
Total Promissory Note		
(cost $100,000,000)		**100,000,000**

Time Deposits--13.4%

KBC Bank N.V. (Grand Cayman)		
5.37%, 8/1/07	130,000,000	130,000,000
Landesbank Hessen-Thuringen Girozentrale (Grand Cayman)		
5.37%, 8/1/07	130,000,000	130,000,000
Manufacturers & Traders Trust Company (Grand Cayman)		
5.34%, 8/1/07	100,000,000	100,000,000
U.S. Bank N.A. (Grand Cayman)		
5.29%, 8/1/07	48,000,000	48,000,000
Total Time Deposits		
(cost $408,000,000)		**408,000,000**

Repurchase Agreements--9.6%

Barclays Financial LLC		
5.42%, dated 7/31/07, due 8/1/07 in the amount of		
$100,015,042 (fully collateralized by $101,148,067		
Corporate Bonds, 5%-7.875%, due 6/15/11-3/15/33,		
value $103,000,001)	100,000,000	100,000,000
Citigroup Global Markets Holdings Inc.		

5.43%, dated 7/31/07, due 8/1/07 in the amount of $50,007,535 (fully collateralized by $32,600,000 Corporate Bonds, 5.875%, due 5/9/32, value $32,325,571 and $19,170,829 Corporate Notes, 4.75%, due 5/15/09, value $19,174,429)	50,000,000	50,000,000
Deutsche Bank Securities		
5.31%, dated 7/31/07, due 8/1/07 in the amount of $100,014,750 (fully collateralized by $71,063,322 Federal Home Loan Mortgage Corp., 4.392%-6.425%, due 1/1/35-5/1/37, value $63,528,213 and $54,947,444 Federal National Mortgage Association, 4.11%-5.955%, due 9/1/34-11/1/46, value $38,471,787)	100,000,000	100,000,000
Merrill Lynch & Co. Inc.		
5.43%, dated 7/31/07, due 8/1/07 in the amount of $40,006,028 (fully collateralized by $44,143,000 Corporate Bonds, 7.625%-11.354%, due 6/15/13-10/15/26, value $42,002,762)	40,000,000	40,000,000
Total Repurchase Agreements (cost $290,000,000)		**290,000,000**
Total Investments (cost $3,045,023,573)	**100.3%**	**3,045,023,573**
Liabilities, Less Cash and Receivables	**(.3%)**	**(8,508,827)**
Net Assets	**100.0%**	**3,036,514,746**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these securities amounted to $866,049,221 or 28.5% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.